UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-31902

CUSIP Number 82967Y104

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2005
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — REGISTRANT INFORMATION

SIRVA, Inc.

Rull Name of Registrant

Former Name if Applicable

700 Oakmont Lane

Address of Principal Executive Office (Street and  Number)

Westmont, Illinois 60559

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

SIRVA, Inc. (“SIRVA”) has previously filed: (1) a Form 12b-25 on March 17, 2005 stating, in part, that it did not expect to be able to file its 2004 Form 10-K by March 31, 2005, the end of the 15-day extension period provided by Rule 12b-25(b)(2)(ii); (2) a Form 12b-25 on May 10, 2005 stating, in part, that it did not expect to be able to file its Form 10-Q for the first quarter of 2005 by May 15, 2005, the end of the 5-day extension period provided by Rule 12b-25(b)(2)(ii); (3) a Form 12b-25 on August 9, 2005, stating, in part, that it did not expect to be able to file its Form 10-Q for the second quarter of 2005 by August 14, 2005, the end of the 5-day extension period provided by Rule 12b-25(b)(2)(ii); and (4) a Form 12b-25 on November 10, 2005, stating, in part that it did not expect to be able to file its Form 10-Q for the third quarter of 2005 by November 15, 2005, the end of the 5-day extension period provided by Rule 12b-25(b)(2)(ii). As previously reported in SIRVA’s current report on Form 8-K, filed on September 21, 2005, the audit committee of the board of directors of SIRVA had conducted a review of certain of the company’s financial reporting practices and related processes, and had engaged outside legal and financial advisors to assist in its review.  In addition, SIRVA’s board of directors had concluded that its previously issued financial statements for the fiscal years ended December 31, 2003 and 2002, as well as quarterly financial statements for the first three quarters of 2004 and quarterly financial information for all four quarters of 2003 should not be relied upon because of errors in those financial statements.  SIRVA has since restated those previously-issued financial statements.

SIRVA filed its 2004 Form 10-K on November 22, 2005, following the completion of the preparation and audit of its financial statements for the fourth quarter and full year ended December 31, 2004 and the restatements of certain prior period financial results.  Due to the delay in filing its 2004 Form 10-K, SIRVA will require additional time to complete the preparation of its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2005.  As a result, SIRVA will not be in a position to file its 2005 Form 10-K within the 15-day extension period provided by Rule 12b-25(b)(2)(ii), which ends on March 31, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Michael Kirksey	(630)	570-3000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☐ Yes ☒ No

As described in Part III above, SIRVA has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof’?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the delay in the restatements of certain prior period financial results and the delay in filing its 2004 Form 10-K, SIRVA requires additional time to complete the preparation of its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2005.  SIRVA is currently in the process of preparing its 2005 10-Qs and is not in a position to comment on financial statements for the full year 2005 and how they compare to 2004.

This Notification of Late Filing on Form 12b-25 includes statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “anticipates,” “includes,” “plans,” “assumes,” “estimates,” “projects,” “intends” or variations of such words are generally part of forward-looking statements. Forward-looking statements are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon us and our subsidiaries. There can be no assurance that future developments affecting us and our subsidiaries will be those anticipated by management. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including without limitation: changes in the market for our services; global political conditions and the outbreak of war or hostilities or the occurrence of any terrorist attacks, including any nuclear, biological or chemical events; the success of our business strategy and our ability to grow our relocation services business; risks associated with the real estate industry; risks associated with the insurance industry and the ratings of our insurance businesses; increases in costs, including fuel costs and insurance premiums; risks of litigation or governmental investigations as a result of our operations; contingent or future environmental liabilities; the seasonal nature of our business; our reliance on, and our ability to attract, agents and owner operators; changes in the regulatory environment, including antitrust, tax, environmental and insurance laws and regulations, that could negatively affect the operation of our business; risks associated with operating in foreign countries; the cost associated with the various regulatory investigations, the audit committee review and the litigation described in this annual report; the impact of the material weaknesses in internal control over financial reporting identified in our Annual Report on Form 10-K for the year ended December 31, 2004, and the cost of remediating those weaknesses; risks associated with our credit agreements, including increased borrowing costs in connection with recent ratings downgrades; our status as a holding company with no significant operations and consequent reliance on our subsidiaries to make funds available to us; our levels of debt; risks associated with information systems and information systems providers; economic market and political conditions, including the performance of financial markets; volatility in the securities markets; and fluctuations in foreign currency exchange rates.  We do not intend, and we are under no obligation, to update any particular forward-looking statement included in this notification. The information referred to above, as well as the risks of our business described in our Prospectus filed with the Securities and Exchange Commission on June 10, 2004, pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, our other filings with the Securities and Exchange Commission and investment considerations contained in our  Annual Report on Form 10-K for the year ended December 31, 2004, should be considered by readers when reviewing forward-looking statements contained in this notification.

SIRVA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 15, 2006	By:	/s/ ERYK J. SPYTEK
Eryk J. Spytek, Senior Vice President, General Counsel & Secretary

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).